Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
ir@gigamedia.com.tw

Purchase of GigaMedia Shares by CEO Cheng-Ming Huang

TAIPEI, Taiwan, September 25, 2020 – GigaMedia Limited (NASDAQ: GIGM) today announced that its Chief Executive Officer Cheng-Ming Huang a.k.a. James Huang has purchased a total of 21,570 shares of GigaMedia stock by Pacific Star Universal Group Ltd. at an average price of $2.8879 on September 22nd and 23rd, 2020. The purchases were made during an open window period and in full compliance with all company and legal guidelines.

Mr. Cheng-Ming Huang now holds a total of 1,073,566 shares, an ownership of around 9.71% in the Company.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2020.

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